Mail Stop 4561

October 20, 2008

Via U.S. Mail and Facsimile 818.762.7824

Mr. Martin Goldrod
President and Chief Executive Officer
China Entertainment Group, Inc.
12400 Ventura Blvd.
Suite 645
Studio City, CA 91604

   Re: **China Entertainment Group, Inc.**
     Item 4.01 Form 8-K
     Filed October 17, 2008
     File No. 0-29019

Dear Mr. Goldrod:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed October 17, 2008

1. We note that the first paragraph of your Item 4.01 disclosure addresses only the last report of your accountant when Item 304(a)(ii) of Regulation S-K requires that you address the accountant's report for the past two years. Please revise your Form 8-K accordingly.

2. We note that the third paragraph of your Item 4.01 disclosure does not specifically address the two most recent fiscal years and subsequent interim period preceding

Martin Goldrod
China Entertainment Group, Inc.
October 20, 2008
Page 2

the resignation of your former accountant. Revise your Form 8-K to provide your disclosure for those periods specifically required by Item 304(a)(v) of Regulation S-K. Please file a revised Exhibit 16 letter.

File an amendment under cover of Form 8-K/A and include the Item 4.01 designation, including the letter from the former accountants filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be submitted as correspondence on EDGAR. The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover any revised disclosures.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant